Exhibit 99.6

Consent of Qualified Person

I, Jim Fogarty, P.Eng., consent to the public filing by Skeena Resources Limited. of the technical report “Eskay Creek Project, British Columbia, NI 43-101 Technical Report on Updated Feasibility Study” with an effective date of November 14, 2023, and a report date of December 20, 2023 (the “Technical Report”).

I also consent to any extracts from, or a summary of, the Technical Report in the news release dated 14 November, 2023, entitled “Skeena Completes Positive Definitive Feasibility Study For Eskay Creek: After-Tax NPV (5%) of C$2.0 Billion, 43% IRR And 1.2 Year Payback” (the “news release”).

I certify that I have read the News Release filed by Skeena Resources Limited and that it fairly and accurately represents the information in the Technical Report for which I am responsible.

Signing Date: December 22, 2023

<<Original Signed & Sealed>>
Jim Fogarty, P.Eng.

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